  Exhibit 99.1

(Formerly Prophecy Development Corp.)

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	4
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	5
Condensed Interim Consolidated Statements of Changes in Equity	6
Condensed Interim Consolidated Statements of Cash Flows	7

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	8
2.	BASIS OF PRESENTATION	9
3.	SEGMENTED INFORMATION	9
4.	CASH AND CASH EQUIVALENTS	10
5.	RIGHT-OF-USE ASSET	10
6.	EQUIPMENT	10
7.	MINERAL PROPERTIES	11
8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	15
9.	LEASE LIABILITY	15
10.	SHARE CAPITAL	16
11.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	18
12.	FINANCIAL RISK MANAGEMENT DISCLOSURES	20
13.	RELATED PARTY DISCLOSURES	22
14.	KEY MANAGEMENT PERSONNEL COMPENSATION	23
15.	SUPPLEMENTAL CASH FLOW INFORMATION	23
16.	CONTINGENCIES	23
17.	EVENTS AFTER THE REPORTING DATE	24

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements have been prepared by management of the Company and approved by the Company’s Audit Committee. The Company’s independent auditors have not performed a review of these condensed interim consolidated financial statements in accordance with the standards established for a review of interim financial statements by an entity’s auditors.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars) (Unaudited)

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Financial Position

As at		June 30,	December 31,
	Notes	2020	2019
Assets
Current assets
Cash	4	$1,342,672	$3,017,704
Receivables		381,643	246,671
Prepaid expenses		102,207	135,767
Marketable securities		-	-
		1,826,522	3,400,142
Non-current assets
Restricted cash equivalents	4	34,500	34,500
Reclamation deposits		21,055	21,055
Right-of-use asset	5	34,226	50,023
Equipment	6	155,745	159,484
Mineral properties	7	26,136,277	23,782,884
		$28,208,325	$27,448,088
Liabilities and Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities	8	$1,633,958	$2,420,392
Lease liability	9	16,636	32,285
		1,650,594	2,452,677
Non-current liabilities
Lease liability	9	20,533	20,533
Provision for closure and reclamation		266,790	266,790
		1,937,917	2,740,000
Equity (Deficiency)
Share capital	10	183,723,493	181,129,012
Reserves	10	24,431,069	24,058,336
Deficit		(181,884,154)	(180,479,260)
		26,270,408	24,708,088
		$28,208,325	$27,448,088

Approved on behalf of the Board:
"Greg Hall"
"John Lee"	Greg Hall, Director
John Lee, Director

Contingencies (Note 16)
Events after the reporting date (Note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2020	2019	2020	2019
General and Administrative Expenses
Advertising and promotion		$32,253	$210,808	$82,878	$344,856
Consulting and management fees	13	52,500	58,500	440,000	117,052
Depreciation and accretion		10,444	12,353	21,017	23,043
Director fees	13	20,200	16,900	63,400	39,400
Insurance		24,870	23,898	49,416	45,864
Office and administration		60,637	39,943	70,800	56,470
Professional fees		152,752	37,315	242,997	95,645
Salaries and benefits		112,780	268,076	312,369	564,313
Share-based payments	10	139,834	117,037	343,025	168,122
Stock exchange and shareholder services		39,612	3,735	102,457	49,096
Travel and accommodation		21,992	32,328	77,513	111,130
		(667,874)	(820,893)	(1,805,872)	(1,614,991)
Other Items
Costs in excess of recovered coal		(16,602)	(42,362)	(135,405)	(63,364)
Debt settlement gain		-	7,952,700	-	7,952,700
Foreign exchange gain/(loss)		219,706	159,255	536,383	178,804
Impairment of mineral property		-	(282,671)	-	(395,979)
		203,104	7,786,922	400,978	7,672,161
Net Gain/(Loss) for Period		(464,770)	6,966,029	(1,404,894)	6,057,170
Comprehensive Gain/(Loss) for Period		$(464,770)	$6,966,029	$(1,404,894)	$6,057,170
Gain/(Loss) Per Common Share, basic and diluted		$(0.01)	$0.07	$(0.01)	$0.06
Weighted Average Number of Common Shares Outstanding		85,322,775	94,598,367	124,332,494	94,955,264

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Changes in Equity
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Share Capital	Reserves	Deficit	Total Equity(Deficiency)
Balance, December 31, 2018	95,316,127	$173,819,546	$23,413,830	$(197,993,114)	$(759,738)
Share-based payments	-	$-	$267,593	$-	$267,593
Bonus shares	500,000	115,000	-	-	115,000
Gain for period	-	-	-	6,057,170	6,057,170
Balance, June 30, 2019	95,816,127	$173,934,546	$23,681,423	$(191,935,944)	$5,680,025
Balance, December 31, 2019	121,299,508	$181,129,012	$24,058,336	$(180,479,260)	$24,708,088
Private placement, net of share issue costs	15,200,000	$1,976,000	$-	$-	$1,976,000
Share issue costs	-	(23,647)	-	-	(23,647)
Finders units	156,900	(3,603)	23,999	-	20,396
Bonus shares	1,601,000	640,400	-	-	640,400
Exercise of stock optons	15,000	5,331	(2,331)	-	3,000
Share-based payments	-	-	351,065	-	351,065
Loss for period	-	-	-	(1,404,894)	(1,404,894)
Balance, June 30, 2020	138,272,408	$183,723,493	$24,431,069	$(181,884,154)	$26,270,408

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Unaudited)

	Six Months Ended June 30,
	2020	2019

Operating Activities
Net loss for period	$(1,404,894)	$6,057,170
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	21,017	23,043
Debt settlement gain	-	(7,952,700)
Share-based payments	343,025	168,122
Share compensation for services	-	115,000
Costs in excess of recovered coal	-	63,364
Unrealized foreign exchange (gain)/loss	-	(169,218)
Impairment of mineral property	-	395,979
	(1,040,852)	(1,299,240)
Working capital adjustments
Receivables	(134,972)	27,652
Prepaid expenses and reclamation deposits	33,560	9,889
Accounts payable and accrued liabilities	637,854	(730,598)
	536,442	(693,057)
Cash Used in Operating Activities	(504,409)	(1,992,297)

Investing Activities
Purchase of property and equipment	(40,676)	(76,803)
Mineral property expenditures	(3,087,273)	(2,002,770)
Cash Used in Investing Activities	(3,127,949)	(2,079,573)

Financing Activities
Proceeds from exercise of stock options	3,000	-
Proceeds from share issuance, net of share issue costs	1,972,749	-
Lease payments	(18,424)	(17,595)
Cash Provided by/Used in Financing Activities	1,957,325	(17,595)
Net Decrease in Cash and Cash equivalents	(1,675,032)	(4,089,465)
Cash and cash equivalents- beginning of period	3,017,704	5,304,097
Cash and cash equivalents - end of period	$1,342,672	$1,214,632

Supplemental cash flow information (Note 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) (the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company’s common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF”, the OTCQX® Best Market under the symbol “SILEF”, and the Frankfurt Stock Exchange under the symbol “1P2N”.

The Company is an exploration stage company. The Company holds a mining joint venture interest in the Pulacayo Paca silver-lead-zinc property located in Bolivia. The Company also has a 100% interest in two vanadium projects in North America including the Gibellini vanadium project which is comprised of the Gibellini and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA and the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada. The Company also has a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These condensed interim consolidated financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company has a deficit of $182 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued on going existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. Additionally, the current capital markets and general economic conditions are significant obstacles to raising the required funds. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

2. BASIS OF PRESENTATION

(a)
Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2019 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2019.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on August 11, 2020.

(a)
Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

(b)
  Significant accounting policies and changes in accounting standards

These interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements. Accordingly, they should be read in conjunction with the Annual Financial Statements. Unless otherwise stated, these policies have been consistently applied to all period presented.

3.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s assets is as follows:

	June 30, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	10,806	79,796	$1,136	64,008	155,745
Mineral properties	-	9,861,503	-	16,274,774	26,136,277
	$10,806	$9,941,299	$22,191	$16,338,782	$26,313,077

	December 31, 2019
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,005	89,826	35,721	21,932	159,484
Mineral properties	-	8,600,658	-	15,182,226	23,782,884
	$12,005	$8,690,484	$56,776	$15,204,158	$23,963,423

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

4.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents of Prophecy are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	June 30, 2020	December 31, 2019
Cash	$1,342,672	$3,017,704
Restricted cash equivalents	34,500	34,500
	$1,377,172	$3,052,204

Restricted Cash Equivalents

As at June 30, 2020, a guaranteed investment certificate of $34,500 (2019 - $34,500) has been pledged as collateral for the Company’s credit card.

5.
RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The following table presents the right-of-use-asset from January 1, 2019 to June 30, 2020:

Initial recognition, January 1, 2019	$81,617
Additions	-
Depreciation	(31,594)
Balance at December 31, 2019	$50,023
Depreciation	(15,797)
Balance at June 30, 2020	$34,226

6.
EQUIPMENT
The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at June 30, 2020 (December 31, 2019 - $Nil) remains unchanged.

The following table summarized information regarding the Company’s equipment as at June 30, 2020 and December 31, 2019:

	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Cost
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Additions/(Disposals)	-	-	46,914	-	46,914
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Disposals	-	-	(39,178)	-	(39,178)
Depreciation for year	792	12,445	10,641	3,892	27,770
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$15,426	$159,484

Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions/(Disposals)	(1,326)	-	40,874	-	39,548
Balance, June 30, 2020	$101,928	$278,845	$260,480	$24,476	$665,729
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Depreciation for period	770	1,799	39,051	1,667	43,287
Balance, June 30, 2020	$99,573	$247,668	$153,693	$9,050	$509,984
Carrying amount at June 30, 2020	$2,355	$31,177	$106,787	$15,426	$155,745

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES
	Gibellini	Chandgana Tal	Khavtgai Uul	Pulacayo Paca	Total
Balance, December 31, 2017	$490,356	$-	$-	$12,809,550	$13,299,906
Additions:
Acquisition cost	$425,605	$-	$-	$-	$425,605
Deferred exploration costs:
Licenses, tax, and permits	387,149	1,271	261,168	-	649,588
Geological and consulting	1,509,587	-	-	51,112	1,560,699
Personnel, camp and general	831,023	20,590	3,741	847,538	1,702,892
	2,727,759	21,861	264,909	898,650	3,913,179
Impairment	-	(21,861)	(264,909)	(13,708,200)	(13,994,970)
Balance, December 31, 2018	$3,643,720	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	286,158	-	-	6,239	292,397
Geological and consulting	3,200,773	-	-	964,716	4,165,489
Personnel, camp and general	1,470,007	-	-	503,071	1,973,079
	4,956,939	-	-	1,474,026	6,430,965
Impairment Recovery	-	-	-	13,708,200	13,708,200
Balance, December 31, 2019	$8,600,659	$-	$-	$15,182,226	$23,782,885
Additions:
Acquisition cost	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	67,746	-	-	-	67,746
Geological and consulting	488,392	-	-	939,675	1,428,067
Personnel, camp and general	704,706	-	-	152,873	857,579
	1,260,844	-	-	1,092,548	2,353,392
Balance, June 30, 2020	$9,861,503	$-	$-	$16,274,774	$26,136,277

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d…)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Company group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims was acquired on June 22, 2017, through lease from the claimant (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini Mineral Lease Agreement (the “Gibellini MLA”) the Company leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, US$35,000 (paid), and annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, The Company will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of US$3,000,000 is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at The Company’s option.

On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby the Company has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to The Company. With the amendment, the Company will have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor (the “Transferred Claims”) to The Company in exchange for US$1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of US$99,027 in favour of The Company towards the Transfer Payment is already paid upon signing of the amendment, with the remaining US$900,973 portion of the Transfer Payment due and payable by The Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to The Company. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On June 22, 2019, the Company paid US$50,000 (2019 – US$120,000) of the annual royalty payment to the Gibellini Lessor.

VC Exploration Group

On July 13, 2017, the Company acquired (through lease under the mineral lease agreement “Louie Hill MLA”) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 acres that comprised the Louie Hill group of claims located approximately 500 metres south of the Gibellini group of claims. These claims were subsequently abandoned by the holders, and on March 11, 2018 and March 12, 2018, the Company’s wholly owned US subsidiaries, Vanadium Gibellini Company LLC and VC Exploration (US) Inc., staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

Under the Louie Hill MLA, the Company is required to make payments as follows: cash payment of US$10,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$28,000 per year), to the average vanadium pentoxide price for the prior year. Upon commencement of production, the Company will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

any time by the Company for US$1,000,000, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at The Company’s option.
On October 22, 2018, the Company and Former Louie Hill Lessors entered into a royalty agreement (the “Royalty Agreement”) that terminated the Louie Hill MLA and provides for the Company to pay the following royalties to the Former Louie Hill Lessors  as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at its Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018 and the like day thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000. Further, the Company will pay to the Former Louie Hill Lessors a production royalty of 2.5% of the net smelter returns of vanadium produced from the royalty area and sold. The Company has an option to purchase 1.5% of the 2.5% of the production royalty from the Former Louie Hill Lessors for US$1,000,000.

On July 7, 2020, the Company paid US$12,500 (2019 – US$28,000) of the annual royalty payment to the Louie Hill Lessor.

On February 15, 2018, the Company acquired 105 unpatented lode mining claims located adjacent to its Gibellini Project through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary VC Exploration (US) Inc. (“VC Exploration”) by paying a total of $335,661 in cash and issuing 500,000 Share purchase warrants (valued at
$89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

Pulacayo Paca Property, Bolivia

The Pulacayo property, a silver-lead-zinc project located in southwestern Bolivia, was acquired on January 2, 2015 through the acquisition of 100% of Apogee’s interest in ASC Holdings Limited and ASC Bolivia LDC, which together, hold ASC Bolivia LDC Sucursal Bolivia (“ASC”), which in turn, holds a joint venture interest in the Pulacayo Project.

ASC controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Pulacayo Paca Property, Bolivia (cont’d...)

of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. The indicators of potential impairment were as follows:
(i)
change in the Company’s primary focus to the Gibellini Project;
(ii)
management’s decision to suspend further exploration activities; and
(iii)
no positive decision from the Bolivian Government to grant mining production contract to develop the project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2018, the Company assessed the recoverable amount of the Pulacayo Paca property exploration costs and determined that its value in use is $nil. As at December 31, 2018, the recoverable amount of $nil resulted in an impairment charge of $13,708,200 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
●
The Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
●
The Company re-initiated active exploration and drilling program on the property;
●
Completed a positive final settlement of Bolivian tax dispute (note 27).

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property.

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties

Chandgana Properties, Mongolia

 In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia. In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the six months ended June 30, 2020 and as for years ended December 31, 2019 and 2018, there were no changes to the impairment assessment and accordingly all costs remain impaired.

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	June 30, 2020	December 31, 2019
Trade accounts payable	$1,558,958	$2,420,392
Accrued liabilities	75,000	-
Lease liability	16,636	32,285
	$1,650,594	$2,452,677

9.
LEASE LIABILITY

As at June 30, 2020, the Company recorded $37,169 of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%. The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function. The non-current lease liability matures in 2021.

9.
LEASE LIABILITY (cont’d…)

IFRS 16 adoption as at January 1, 2019	$81,617
Cash flows:
Lease payments for year	(36,528)
Non-cash changes:
Accretion expenses for year	7,729
Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for perod	(18,423)
Non-cash changes:
Accretion expenses for period	2,774
Balance at June 30, 2020	37,169
Current lease liability	$16,636
Non-current lease liability	20,533
Balance at June 30, 2020	$37,169

10.
  SHARE CAPITAL

(a)
 Authorized

The authorized share capital consists of an unlimited number of common shares without par value (the “Shares”). There are no authorized preferred shares. At June 30, 2020, the Company had 138,272,408 (December 31, 2019 – 121,299,508) common shares issued and outstanding.

(b)
 Equity issuances

During the six months ended June 30, 2020, the Company issued 1,601,000 Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

During the six months ended June 30, 2020, the Company issued 15,000 Shares on the exercise of stock options for total proceeds of $3,000.

On May 20, 2020, the Company closed its non-brokered private placement for $1,976,000 through the issuance of 15,200,000 Units at a price of $0.13 per Unit. Each Unit is comprised of one Share and one Share purchase warrant (the “Warrants”). Each Warrant entitles the holder to purchase an additional Share of the Company at an exercise price of $0.16 for a period of three years from the closing of the placement. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fee valued at $20,397. The finder’s warrants have been valued at $24,000 based upon the Black-Scholes option pricing model with the following assumptions: (1) a risk-free interest rate of 1.46%; (2) warrant expected life of three years; (3) expected volatility of 113% and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s warrants as share issuance costs.

During the six months ended June 30, 2019, the Company issued 500,000 sign-on bonus Shares with a fair value of $0.23 per Share to an officer.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(c)
  Equity-based compensation plan

The following is a summary of the changes in Company’s stock options from December 31, 2018 to June 30, 2020:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	9,591,000	$0.34
Granted	3,965,000	$0.31
Expired	(315,000)	$0.65
Cancelled	(2,247,000)	$0.32
Forfeited	(794,000)	$0.54
Exercised	(622,500)	$0.28
Outstanding, December 31, 2019	9,577,500	$0.31
Granted	3,100,000	$0.23
Expired	(90,000)	$0.50
Cancelled	(320,000)	$0.34
Exercised	(15,000)	$0.20
Outstanding, June 30, 2020	12,252,500	$0.28

 As of June 30, 2020, the following Company’s stock options were outstanding:

		Options Outstanding		Exercisable	Unvested
Exercise Price	Expiry Date	June 30	December 31,	June 30	June 30
		2020	2019	2020	2020
$0.22	May 4, 2025	3,000,000	-	375,000	2,625,000
$0.33	November 15, 2024	100,000	100,000	37,500	62,500
$0.00	November 1, 2024	1,600,000	1,610,000	600,000	1,000,000
$0.20	July 29, 2024	1,525,000	1,565,000	762,500	762,500
$0.00	April 1, 2024	500,000	500,000	312,500	187,500
$0.33	October 17, 2023	670,000	705,000	502,500	167,500
$0.22	July 23, 2023	400,000	400,000	350,000	50,000
$0.31	May 1, 2023	-	150,000	-	-
$0.28	April 6, 2023	862,500	862,500	862,500	-
$0.31	February 20, 2023	200,000	200,000	200,000	-
$0.35	September 1, 2022	980,000	980,000	980,000	-
$0.33	June 12, 2022	805,000	805,000	805,000	-
$0.49	January 12, 2022	620,000	620,000	620,000	-
$0.20	June 2, 2021	990,000	990,000	990,000	-
$0.50	June 22, 2020	-	30,000	-	-
$0.50	April 7, 2020	-	60,000	-	-
		12,252,500	9,577,500	7,397,500	4,855,000

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

10. SHARE CAPITAL (cont’d…)

(c)
  Equity-based compensation plan (cont’d…)

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. The six months ended June 30, 2020, included $343,025 (same period 2019 - $168,122) in share-based payment costs related to stock options expensed as general and administrative expenses and 8,039 (same period 2019 – $99,471) capitalized to mineral properties. The share-based payment expenses were calculated using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate – 1.40; expected life – 4.3 years; expected volatility – 130%; expected dividends – Nil.

On July 29, 2019, the Company amended the exercise price of 794,000 stock options that had previously been granted to certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023 by reducing the exercise prices (which ranged from $0.50 to $0.65) to $0.20 per share subject to TSX and shareholder approval. Also, the expiry dates of these options were amended to July 29, 2024. The vesting schedule has not been changed and it is a two-year whereby 12.5% per quarter following the date of grant. As at December 31, 2019, the re-issuing of these options had not been approved by the shareholders; consequently, these options were not valued.

These amended options were ratified by the Company’s shareholders at a special shareholder meeting held on March 16, 2020. Consequently, the incremental fair value of $53,111 of these options was determined using the Black-Scholes option pricing model using the weighted average assumptions as follows: risk free rate – 1.46%, expected life – 5 years, expected volatility - 134%, dividend yield – 0%, and a stock price of $0.18.

(d)
Share purchase warrants

The following is a summary of the changes in the Company’s Share purchase warrants from December 31, 2018 to June 30, 2020.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2018	27,318,027	$0.26
Exercised	(651,430)	$0.38
Outstanding, December 31, 2019	26,666,597	$0.26
Issued	15,356,900	$0.16
Expired	(2,347,670)	$0.55
Outstanding, June 30, 2020	39,675,827	$0.33

   At June 30, 2020, there were 39,675,827 (December 31, 2019 – 26,666,597) warrants outstanding with a weighted-average exercise price of $0.33 (December 31, 2009 - $0.44), as follows:

10. SHARE CAPITAL (cont’d…)

(c)
  Equity-based compensation plan (cont’d…)

		Number of warrants
Exercise Price	Expiry Date	at June 30, 2020	at December 31, 2019
$0.16	May 20, 2023	4,962,000	-
$0.16	May 1, 2023	10,394,900	-
$0.50	June 13, 2022	596,590	596,590
$0.50	April 12, 2022	1,032,500	1,032,500
$0.40	January 13, 2022	499,990	499,990
$0.44	August 29, 2021	1,013,670	1,013,670
$0.40	August 13, 2021	198,237	198,237
$0.40	July 6, 2021	3,863,180	3,863,180
$0.40	June 2, 2021	7,500,000	7,500,000
$0.50	February 15, 2021	500,000	500,000
$0.40	January 25, 2021	650,000	650,000
$0.40	December 18, 2020	211,250	211,250
$0.70	November 13, 2020	625,000	625,000
$0.40	October 16, 2020	2,533,020	2,533,020
$0.70	September 30, 2020	1,112,000	1,112,000
$0.40	September 20, 2020	3,983,490	3,983,490
$0.60	June 24, 2020	-	1,147,670
$0.50	May 22, 2020	-	1,200,000
		39,675,827	26,666,597

18

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

11.
  FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Fair Value Measurements (cont’d…)

Fair value hierarchy (cont’d…)

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash, June 30, 2020	$1,342,672	$-	$-	$1,342,672
Cash, December 31, 2019	$3,017,704	$-	$-	$3,017,704

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

11.
  FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d…)

Categories of financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed interim consolidated balance sheet. The Company does not offset financial assets with financial liabilities. There were no changes to the method of fair value measurement during the period. The Company’s financial assets and financial liabilities are categorized as follows:

Categories of financial instruments

	June 30, 2020	December 31, 2019
Fair value through profit or loss
Cash	$1,342,672	$3,017,704
Fair value through other comprehensive income
Marketable securities	$-	$-
Amortized cost
Receivables	$381,643	$246,671
Restricted cash equivalents	$34,500	$34,500
	$1,758,815	$3,298,875
Amortized cost
Accounts payable and accrued liabilities	$1,633,958	$2,420,392
Lease liability	$37,169	$52,818
	$1,671,127	$2,420,392

12.
  FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at June 30, 2020, the Company had a cash balance of $1,342,672 (December 31, 2019 – $3,017,704). As at June 30, 2020, the Company had accounts payable and accrued liabilities of $1,633,958 (December 31, 2019 - $2,420,392), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2020.

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar. Based on the above, net exposures as at June 30, 2020, with other variables unchanged, a 10% (December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $25,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $41,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $30,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(c)
Market risk (cont’d…)

(iii)
 Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

13.
  RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.
●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of the Company, provides consulting services to the Company.
●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of the Company, provides consulting services to the Company

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Related parties	2020	2019	2020	2019
Directors and officers	$340,922	$467,820	$981,957	$935,283
Linx Partners Ltd.	105,000	84,000	530,000	168,000
MaKevCo Consulting Inc.	5,500	4,700	17,000	10,400
Sophir Asia Ltd.	4,900	4,400	15,800	9,800
	$456,322	$560,920	$1,544,757	$1,123,483

13.
  RELATED PARTY DISCLOSURES (cont’d…)

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Related parties	2020	2019	2020	2019
Consulting and management fees	$52,500	$106,950	$265,000	$213,900
Directors' fees	20,200	16,900	63,400	39,400
Mineral properties	286,872	277,967	940,457	453,877
Salaries	96,751	159,103	275,900	416,306
	$456,323	$560,920	$1,544,757	$1,123,483

As at June 30, 2020, amounts due to related parties totaled $62,087 (December 31, 2019 – $30,533).

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

14.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Months Ended June 30,		Six Months Ended June 30,
Key Management Personnel	2020	2019	2020	2019
Salaries and short term benefits	$104,365	$163,564	$310,678	$453,483
Directors' fees	20,200	16,900	63,400	39,400
Share-based payments	171,712	102,207	310,122	223,303
	$296,277	$282,671	$684,200	$716,186

15.
SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended June 30
	2020	2019
Supplementary information
Non-Cash Financing and Investing Activities
Bonus shares	$640,400	$-
Finders units	$23,999	$-
Depreciation included in mineral property	$9,528	$2,727
Equipment expenditures included in accounts payable	$439,772	$539,645
Mineral property expenditures included in accounts payable	$501,349	$1,691,962
Share-based payments capitalized in mineral properties	$8,040	$99,470

16.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.  Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds.

SILVER ELEPHANT MINING CORP.
(formerly Prophecy Development Corp.)
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
(Expressed in Canadian Dollars) (Unaudited)

16.
CONTINGENCIES (continued)

On November 18, 2019, the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven.

The Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.
During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.  The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the City tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases.

The VAT credit can be used to offset Red Hill’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

17.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to June 30, 2020:

●
On July 7, 2020, the Company received shareholder approval at the Company’s Annual General and Special Meeting of shareholders held on July 7, 2020 to amend the exercise price of an aggregate of 24,318,927 previously issued common share purchase warrants (the “Original Warrants”) of the Company to $0.26 (the “Amendment”). Pursuant to the passing of the ordinary resolution approving the Amendment, the Original Warrants will be cancelled and replaced with amended common share purchase warrants repriced to $0.26 (the “Amended Warrants”), which Amended Warrants shall become effective 10 days from the date of this news release being July 7, 2020. All other terms of the Amended Warrants are unchanged from the Original Warrants and remain in full effect.

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On July 13, 2020, the Company announced that it has entered into a binding sales and purchase agreement (“SPA”) with a private party (“Vendor”) to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia (“Triunfo Project”). Subject to the provisions of the SPA, the Vendor irrevocably agrees to sell, assign, and transfer to Silver Elephant, and Silver Elephant agrees to purchase from the Vendor, the mining rights of the Triunfo Project upon Silver Elephant’s paying the Vendor the sum of US$1,100,000, consisting of US$100,000 on SPA signing (paid), and US$1,000,000 on or before June 15, 2025 (Final Closing Date).

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On July 20, 2020, the Company announced the departure of Michael Doolin, the Company’s interim CEO and Chief Operating Officer. This change is not expected to affect the Company’s operations.   John Lee, Joaquin Merino, and Ron Espell, respectively the Company’s executive chairman, VP of South America operations, and VP of environment and sustainability will assume his duties and ensure an orderly transition.

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On August 3, 2020, the Company announced the appointment of David Smith as an Independent Director. The Company also announced that Ronald Clayton has resigned from the Board of Directors.

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Also, after the period end, 3,327,990 Share purchase warrants and 693,750 stock options were exercised for total proceeds of $1,037,715.